UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

PRISM TECHNOLOGIES GROUP, INC.
(Name of Issuer)
Common Stock, par valuE $0.001 PER SHARE
(Title of Class of Securities)
74273Y100
(CUSIP Number)
February 14, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74273Y100
(1) Names of Reporting Persons
Halis Family Foundation
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
(3) SEC Use Only
(4) Citizenship or Place of Organization

Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	484,685*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	484,685*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:
484,685*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):
4.8%*
(12) Type of Reporting Person (See Instructions):
OO

*Based on 10,073,688 shares of Common Stock, par value $0.001 per share. (the "Shares"), of Prism Technologies Group, Inc. (the "Company"), outstanding as of October 31, 2016, as disclosed in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2016.  As of February 14, 2017, 484,685 Shares are owned by Halis Family Foundation, a New York trust ("HFF") and 37,482 Shares are owned by Tyndall Partners, LP a Delaware limited partnership (“Tyndall”).  Jeffrey Halis is the trustee of HFF, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by HFF.

CUSIP No. 74273Y100
(1) Names of Reporting Persons
Jeffrey Halis
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
(3) SEC Use Only
(4) Citizenship or Place of Organization
State of New York
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	522,167*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	522,167*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:
522,167*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):
5.2%*
(12) Type of Reporting Person (See Instructions):
IN

* Based on 10,073,688 shares of Common Stock, par value $0.001 per share. (the "Shares"), of of Prism Technologies Group, Inc. (the "Company"), outstanding as of October 31, 2016, as disclosed in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2016.  As of February 14, 2017, 484,685 Shares are owned by Halis Family Foundation, a New York trust ("HFF") and 37,482 Shares are owned by Tyndall Partners, LP a Delaware limited partnership (“Tyndall”).  Jeffrey Halis is the trustee of HFF, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by HFF. Mr. Halis, through two related entities has the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Halis may be deemed to beneficially own the 522,167 Shares of the Company held in the aggregate by HFF and Tyndall, or 5.2% of the Shares of the Company deemed to be issued and outstanding as of February 14, 2017.

Item 1(a). Name Of Issuer:
Prism Technologies Group, Inc. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
101 Parkshore Drive, Suite 100, Folsom, CA 95630
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by Halis Family Foundation (“HFF”) and Tyndall Partners, LP a Delaware limited partnership (“Tyndall”).

As of February 14, 2017, 484,685 shares of Common Stock, par value $0.001 per share. (the "Shares"), of the Company are owned by HFF and 37,482 Shares are owned by Tyndall.  Jeffrey Halis is the trustee of HFF, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by HFF. Mr. Halis, through two related entities has the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall.

As of February 14, 2017 HFF held 484,685 Shares constituting approximately 4.8% of the Shares issued and outstanding as of such date and Tyndall held 37,482 Shares constituting approximately 0.4% of the Shares issued and outstanding as of such date.

Item 2(b). Address of Principal Business Office or, if None, Residence:
405 Park Avenue, Suite 1104, New York, New York 10022
Item 2(c). Citizenship:
Halis is a New York Trust and Tyndall is a Delaware limited partnership.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.001 per share
Item 2(e). CUSIP No.:
74273Y100
Item 3. If This Statement Is Filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to HFF is as follows:
(a) Amount Beneficially Owned:	484,685*
(b) Percent of Class:	4.8%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	484,685*
(ii) Shared power to vote or to direct the vote:	0*
(iii) Sole power to dispose or to direct the disposition of:	484,685*
(iv) Shared power to dispose or to direct the disposition of:	0*

As reported in the cover pages to this report, the ownership information with respect to Mr. Halis is as follows:
(a) Amount Beneficially Owned:	522,167*
(b) Percent of Class:	5.2%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	522,167*
(ii) Shared power to vote or to direct the vote:	0*
(iii) Sole power to dispose or to direct the disposition of:	522,167*
(iv) Shared power to dispose or to direct the disposition of:	0*

  ___________________________

*Based on 10,073,688 Shares of the Company outstanding as of October 31, 2016, as disclosed in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2016.  As of February 14, 2017, 484,685 Shares are owned by HFF and 37,482 Shares are owned by Tyndall. Mr. Halis is the trustee of HFF, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by HFF. Mr. Halis, through two related entities has the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Halis may be deemed to beneficially own the 522,167 Shares of the Company held in the aggregate by HFF and Tyndall, or 5.2% of the Shares of the Company deemed to be issued and outstanding as of February 14, 2017.

Item 5. Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2017

HALIS FAMILY FOUNDATION

By:	JEFFREY S. HALIS,
its trustee

By:	/s/ Jeffrey S. Halis
Jeffrey S. Halis
Trustee

/s/ Jeffrey S. Halis
Jeffrey S. Halis

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit	Page
A. Joint Filing Agreement, dated as of February 24, 2017, by and between Halis Family Foundation and Jeffrey Halis.	9

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Common Stock, par value $0.001 per share., of Prism Technologies Group, Inc., and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement this 24th day of February, 2017.

HALIS FAMILY FOUNDATION

By:	JEFFREY S. HALIS,
its trustee

By:	/s/ Jeffrey S. Halis
Jeffrey S. Halis
Trustee

/s/ Jeffrey S. Halis
Jeffrey S. Halis